UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Boston Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05351T100
(CUSIP Number)

Jonathan B. Rome
178 West Saddle River Road
Saddle River, NJ 07458
201-819-6087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351T100	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan B. Rome
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,341,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,341,333
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,341,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1), (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The percentage reported is based upon 37,355,953 shares of Common Stock outstanding as of December 27, 2013, as disclosed in the Issuer’s Amendment No. 5 to Form S-1 as filed with the Securities and Exchange Commission on January 15, 2014, and assumes that the currently exercisable option to purchase 2,083,333 shares of Common Stock held by the Reporting Person is exercised but does not include the number of shares of Common Stock underlying options or other convertible securities held by any other person.

(2)
The percentage reported does not include the Reporting Person’s ownership of a warrant to purchase 625,000 shares of Common Stock issued to the Reporting Person on November 13, 2012, as discussed in Item 5 below. If the warrant were included despite the limitation discussed in Item 5 below, the Reporting Person would own 9.9% of the outstanding Common Stock.

CUSIP No. 05351T100	13D

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Boston Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1750 Elm Street, Suite 103, Manchester, NH 03104.

Item 2.  Identity and Background.

(a)	This statement is being filed by Jonathan B. Rome (the “Reporting Person”).

(b)	The residence address of the Reporting Person is 178 West Saddle River Road, Saddle River, NJ 07458.

(c)	The Reporting Person is the President and Chief Executive Officer of Rome Pharma Group, 50 Tice Boulevard, Suite A35, Woodcliff Lake, NJ 07677.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 The securities reported herein were acquired as follows:

8,000 shares of Common Stock were acquired by the Reporting Person on July 19, 2011 from the Issuer at a price of approximately $ 0.50 per share using personal funds.

1,250,000 shares of Common Stock were acquired by the Reporting Person from the Issuer on November 13, 2012 at a price of $0.50 per share using personal funds.

A warrant to purchase up to 625,000 shares of Common Stock at an exercise price of $1.00 per share was acquired by the Reporting Person from the Issuer on November 13, 2012. Reference is made to Item 5 below for a further description of this warrant.

An option to purchase up to 2,083,333 shares of Common Stock at an exercise price of $0.50 per share was acquired by the Reporting Person on November 12, 2012 as part of his compensation as former Chief Operating Officer of the Issuer. Reference is made to Item 5 below for a further description of this option.

Item 4.  Purpose of Transaction.

 The Reporting Person acquired the securities reported herein (i) for investment purposes and (ii) as part of his compensation for serving as Chief Operating Officer of the Issuer prior to the termination of his employment with the Issuer without cause on September 30, 2013. The Reporting Person intends to evaluate his holdings in the Issuer on a continuous basis. Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Subject to the foregoing, the Reporting Person does not have any plans that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
 The Reporting Person beneficially owns an aggregate of 3,341,333 shares of Common Stock, representing, in the aggregate, eight and nine tenths percent (8.9%) of the outstanding Common Stock. The percentage reported is based upon 37,355,953 shares of Common Stock outstanding as of December 27, 2013, as disclosed in the Issuer’s Amendment No. 5 to Form S-1 as filed with the Securities and Exchange Commission on January 15, 2014, and assumes that the currently exercisable option to purchase 2,083,333 shares of Common Stock held by the Reporting Person is exercised but does not include the number of shares of Common Stock underlying options or other convertible securities held by any other person. Such shares are owned as follows:

Option: The shares of Common Stock beneficially owned by the Reporting Person include an option to purchase up to 2,083,333 shares of Common Stock within 60 days of the date of this Report, as follows: The Reporting Person was initially issued an option to purchase up to 5,000,000 shares of Common Stock on November 8, 2012 at an exercise price of $0.50 per share, vesting with respect to 416,667 shares on the date of grant and thereafter quarterly in increments of 416,667 shares, with the first installment vesting on March 31, 2013 and the final installment vesting on September 30, 2015. The Reporting Person’s employment with the Issuer terminated without cause on September 30, 2013. Under the terms of the option, as amended and restated effective December 24, 2013 in connection with such termination of employment, the option will continue to vest quarterly through March 31, 2014, bringing the total number of vested shares at that time to 2,500,000, with the remainder of the option being forfeited. Such option, as so amended, is referred to herein as the “Option”.

Warrant: The percentage reported does not include the Reporting Person’s ownership of a warrant to purchase 625,000 shares of Common Stock issued to the Reporting Person on November 13, 2012 (the “Warrant”). The Warrant has a built-in limitation that does not permit the Reporting Person to exercise the Warrant to the extent that, after giving effect to the exercise, he would own in excess of 4.99% of the outstanding Common Stock unless the Reporting Person has provided the Issuer with at least 61 days’ prior notice to increase this limit. As of the date of this Report, no such notice to increase the limit has been provided by the Reporting Person to the Issuer; accordingly, the Warrant is not currently exercisable.

Shares Directly Owned: The shares of Common Stock beneficially owned by the Reporting Person include 1,258,000 shares of Common Stock directly owned by the Reporting Person.

(b)
 The Reporting Person has the sole power to vote or to direct the vote of 3,341,333 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,341,333 shares of Common Stock.

(c)	During the past 60 days, the Option was amended as described in paragraph (a) of this Item 5.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

/s/Jonathan B. Rome
Jonathan B. Rome